CVS Health Corporation (CVS)
Shareholder Proposal No. 7 on the CEO-To-Worker Pay Gap

Dear CVS Health Corporation shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal No. 7 on the CVS Health Corporation (“CVS Health” or “the Company”) 2017 proxy ballot.

The resolved clause states:

Shareholders request the Board’s Compensation Committee initiate a review of our company’s executive compensation policies and make available, upon request, a summary report of that review by October 1, 2017 (omitting confidential information and processed at a reasonable cost). We request that the report include: 1) A comparison of the total compensation package of senior executives and our employees’ median wage (including benefits) in the United States in July 2007, July 2012 and July 2017; 2) an analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend; 3) an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act; and 4) an explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future.

Summary

CVS Health should report on the gap between senior executive compensation and that of median level employees (the “CEO-to-worker pay gap”), as well as the trend in that figure over time. This issue warrants the board’s attention due to the importance of inequality as an economic driver facing American businesses and evidence that CVS Health has an especially large and sustained CEO-to-worker pay gap. The requested report would help the board and investors determine whether CVS Health is using capital to reward executives for short-term performance at the expense of long-term shareholder value.

I. The CEO-to-worker pay gap

Investors have reason to believe that the gap between senior executive compensation and that of median level employees is extraordinarily large at CVS Health. In a 2015 PayScale report, CVS Health had the largest ratio between CEO and employee pay among all companies studied: approximately 434 to 1.2

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.
2 http://www.payscale.com/data-packages/ceo-pay. That figure was evidently based on CEO Larry Merlo’s 2015 non-equity compensation announced by the Company in the 2016 Proxy Statement: $12,105,481. PayScale evidently divided Mr. Merlo’s non-equity compensation by the annual cash earnings of the median CVS Health worker: $27,900.

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Zevin Asset Management, LLC
 Shareholder Proposal No. 7 at CVS (2017)

In contrast with CVS Health, CEOs outside the United States often earn 50 times the earnings of the average worker in the same company. And, even in the U.S., where executive compensation outpaces that of overseas public companies, the market-wide average CEO-to-worker pay ratio is about 354 to 1.3 In this context, it is clear that CVS Health’s 2015 pay gap was notably large compared to other firms.

However, despite Mr. Merlo’s modest pay cut from $12,105,481 in non-equity compensation in 2015 to $10,359,456 in 20164, CVS Health’s CEO-to-worker pay gap evidently remains very large. Assuming a comparable median worker annual pay in 2016, CVS Health’s gap last year is estimated to be 371 to 1. That CEO-to-worker pay gap would be notably larger than the U.S. average, and it would place CVS Health high among the companies with large gaps ranked by PayScale in 2015.

CVS Health may have ceded the dubious distinction of having the most lopsided pay scale in corporate America, but it likely remains close to the top of the list.

II. What are the risks of CVS Health’s large CEO-to-worker pay gap?

Investors are concerned that a large gap between executive compensation and that of average CVS Health employees puts the Company’s reputation, human capital, and shareholder value at risk.

Reputational risk impacts retail

CVS Health’s reputation as a socially responsible company delivering essential products and healthcare services is threatened by its ranking among the most unequal firms in America.

Reputational risk is particularly acute as Americans pay more attention to the broad social effects of economic inequality. It is now widely cited that the richest one percent hold as much as 40 percent of America’s wealth, and their incomes continue to grow.5 This coincides with a widening of the gap between what firms pay top executives and what they pay average workers.6

Public perception of high executive pay continues to be negative. A 2016 Stanford study surveying more than 1,000 people suggested that most Americans believe that CEOs are “vastly overpaid,” and most support “drastic reductions” in CEO pay.7 A 2014 study suggested that most Americans prefer much more equal pay scales. The average respondent estimated that the market-wide CEO-to-worker pay ratio was 30 to 1 (laughably equal compared to reality) and also opined that an ideal ratio would be 7 to 1.8

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3 https://archive.org/stream/Harvard_Business_Review_September_2015_USA/Harvard_Business_Review_September_2015_USA_djvu.txt
4 CEO Larry Merlo’s compensation decreased in 2016 evidently in response to several negative indicators cited in CVS’s 2017 Proxy Statement: “The Committee…considered that performance was shy of mid-year guidance, TSR decreased, and the retail network exclusions resulted in a headwind for 2017.” See 2017 CVS Proxy Statement, p. 49, https://www.sec.gov/Archives/edgar/data/64803/000120677417001033/cvs3183461-def14a.htm.
5 https://thinkprogress.org/how-unequal-we-are-the-top-5-facts-you-should-know-about-the-wealthiest-one-percent-of-americans-a1d36a0f10f6
6 In July 2015, The New York Times featured an extended front-page article entitled: “Pay Gap Widening as Top Workers Reap the Raises.”  A September 2015 New York Times piece (“Low-Income Workers See Biggest Drop in Paychecks”) showed the decline in real wages (2009-2014) for the lowest-paid quintile was -5.7% while that of the highest-paid quintile was less than half of that: -2.6%. https://www.nytimes.com/2015/07/25/business/economy/salary-gap-widens-as-top-workers-in-specialized-fields-reap-rewards.html; https://www.nytimes.com/2015/09/03/business/low-income-workers-see-biggest-drop-in-paychecks.html?_r=0.
7 https://www.gsb.stanford.edu/faculty-research/publications/americans-ceo-pay-2016-public-perception-survey-ceo-compensation
8 https://www.scientificamerican.com/article/economic-inequality-it-s-far-worse-than-you-think/; http://www.hbs.edu/faculty/Publication%20Files/kiatpongsan%20norton%202014_f02b004a-c2de-4358-9811-ea273d372af7.pdf.

Zevin Asset Management, LLC
 Shareholder Proposal No. 7 at CVS (2017)

There is evidence that consumers are sensitive to CEO pay and think more highly of retailers that have smaller gaps between CEO and worker pay. A 2015 working paper based on experiments conducted at Harvard Business School found that “people were more willing to buy from [a] company with [a] lower pay ratio, and more than 30% said they would pay more…when given the option of two different companies with two different compensation ratios.”9

Nearly 40% of CVS Health’s revenue in Q4 2016 came from retail stores whose success depends on customers’ perceptions of the Company and its values.10 In light of that and the reputational impacts of inequality discussed above, CVS Health’s large CEO-to-worker pay gap emerges as a key risk indicator and a natural focus for shareholders.

Human capital management

In addition to reputational risks, CVS Health’s large CEO-to-worker pay gap suggests potential problems related to human capital management.

Human capital is the skill, talent, and productivity that employees bring to and develop within a company. The ability of a company to manage and maintain human capital affects that company’s ability to deliver long-term, sustainable value and should thus be a key focus. Poor attention to employees, their rights, working conditions, skills, morale, and level of engagement with the mission of a company (collectively understood as the state of human capital) can create roadblocks for both existing operations as well as efforts by a company to expand to new markets. Conversely, companies that effectively manage human capital may be at a competitive advantage in attracting and retaining highly-talented individuals, which leads to increased revenues and reduced costs.11

Human capital management and risk mitigation is particularly important for companies operating in labor-intensive sectors such as retail, where continued success depends heavily on the ability of a company to leverage its employees’ skill, morale, and engagement to create value.12 For instance, investment in human capital was a key factor, among others, in allowing Costco to outperform Wal-Mart, even while paying an average of $17/hour instead of $10/hour to employees in similar positions.13

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9 https://hbr.org/2015/06/is-your-ceos-high-salary-scaring-away-customers. According to Harvard Business Review, a 2015 Harvard Business School working paper described experiments that asked consumers about their willingness to buy a set of towels from different fictional retailers with varying CEO-to-worker pay ratios.
10 http://investors.cvshealth.com/results-center
11 For example, Sysco Corporation’s Human Capital investment analyses revealed that “operating units with highly satisfied employees have higher revenues, lower costs, greater employee retention, and superior customer loyalty.” See Davenport, Harris, and Shapiro, “Competing on Talent Analytics,” Harvard Business Review, 10 October 2010 at 4. https://www.growthresourcesinc.com/pub/res/pdf/HBR_Competing-on-Talent-Analytics_Oct-2010.pdf. Similarly, Google Inc.’s efforts to pinpoint the most effective Human Capital management practices revealed that, in the words of Google’s Senior VP of People Operations, “there are three reasons [Google employees] stay: the mission, the quality of the people, and the chance to build the skill set of a better leader or entrepreneur.” See Ibid. at 5.
12 See, e.g., Ton, Zeynep. “Why ‘Good Jobs’ Are Good for Retailers,” Harvard Business Review Magazine, January-February 2012. http://hbr.org/2012/01/why-good-jobs-are-good-for-retailers/ar/1
13 https://hbr.org/2012/01/why-good-jobs-are-good-for-retailers; https://hbr.org/2006/12/the-high-cost-of-low-wages

Zevin Asset Management, LLC
 Shareholder Proposal No. 7 at CVS (2017)

Large pay gaps between executives and average workers can indicate specific human capital risks. Evidence suggests that organizations with large gaps risk a decline in employee morale and commitment to the organization. This can lead to more sick days, higher staff turnover, and more employee unrest.14 This is confirmed by recent research published by the data provider MSCI which suggested that companies that paid top executives far more than they paid their rank-and-file workers tended to have lower labor productivity.15

Such risks can be driven by the level of CEO pay, but also by the prevailing wage for average workers (creating the gap) and the temptation for a firm to divert resources away from front-line workers in order to preserve short-term profit. Given the importance of effective human capital management, investors are justifiably concerned about companies that save money by cutting benefits, raises, and jobs for average workers while continuing relatively high executive payouts.

CVS Health reportedly plans to cut costs by closing 70 stores in 2017 and laying off as many as 600 employees.16 As with other strategic issues, investors and the board should seek confidence that such cuts to CVS Health’s human resources do not come at the expense of the Company’s ability to deliver on its retail strategy and, indeed, of its long-term health.

On that score, the decrease in executive compensation between 2015 and 2016 is a positive sign. However, given that CVS Health likely maintains one of the largest pay gaps in America, more scrutiny of the CEO-to-worker pay ratio and the trend of that ratio over time is warranted. The disclosure requested by this proposal would provide investors with essential information and context to understand whether CVS Health’s CEO-to-worker pay gap diverts resources from the Company’s labor force and risks its precious human capital.

Shareholder value

Questions over CVS Health’s reputation and ability to manage its human capital mean that shareholder value may be at risk.

In a Forbes article on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that compensation policies can “prove to be quite costly – excessively costly – to shareholders.”17 The MSCI study cited above found that firms that paid top executives far more than they paid their average workers tended to be less profitable over time than those that had narrow gaps between worker and executive pay.18

Accordingly, institutional investors are taking notice of the CEO-to-worker pay gap. For example, the Council of Institutional Investors (CII) recommends that compensation committees consider the “goals for distribution of awards throughout the company” and “the relationship of executive pay to the pay of other employees” as factors in developing their executive pay philosophy.19

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14 https://opinionator.blogs.nytimes.com/2014/03/29/can-we-close-the-pay-gap/?_r=0; http://highpaycentre.org/pubs/the-high-cost-of-high-pay-unequal-workplaces-suffer-more-strikes-and-higher
15 https://www.msci.com/www/blog-posts/looking-more-closely-at-intra/0349632273
16 http://www.chainstoreage.com/article/cvs-health-close-0-stores; https://www.boston.com/news/business/2016/11/03/cvs-health-corp-to-cut-600-employees-in-3-states
17 https://www.forbes.com/2008/04/30/blankfein-pay-goldman-lead-bestbosses08-cx_ar_0430blankfein.html
18 https://www.msci.com/www/blog-posts/looking-more-closely-at-intra/0349632273
19 http://www.cii.org/corp_gov_policies

Zevin Asset Management, LLC
 Shareholder Proposal No. 7 at CVS (2017)

III. Why now?

Proposal No. 7 simply requests more information from CVS Health so that investors can fully consider the range of issues indicated above by the CII. Investors need more data and context to determine whether CVS Health’s large CEO-to-worker pay gap is a threat to long-term shareholder value.

In its statement of opposition in the 2017 Proxy, CVS Health contends that it already provides information sufficient to respond to investors’ concerns. However, the Company does not yet provide a comparison of the total pay package of senior executives and its employees’ median wages.

Some companies have begun disclosing CEO-to-worker pay ratios in anticipation of the Pay Ratio Disclosure Rule approved by the Securities and Exchange Commission in August 2015. Beginning in 2018, that rule will require issuers to report the ratio between median employee compensation and the CEO’s total compensation. However, without critical additional information and context from CVS Health, the legally mandated ratio disclosure will not be enough to determine:

1.	The trend in the relative size of CVS Health’s CEO-to-worker pay gap;
2.	The board’s informed view on whether senior executive compensation packages should be modified to be kept within boundaries that would promote long-term shareholder value; nor,
3.
The board’s informed view on whether the CEO-to-worker pay gap comes at the expense of the health of the Company’s human capital and whether the gap should be decreased to avoid potential cuts (to jobs, wages, and/or benefits) that might harm human capital in the long term.

None of the above is provided currently nor mandated by the SEC’s Pay Ratio Disclosure rule taking effect next year. The Compensation Discussion & Analysis disclosure cited by the Company in its statement of opposition is not responsive to the concerns above.

Existing Company disclosures are crafted to justify the executive compensation package in terms of individual performance, Company results, and the market for executive talent. There is currently no disclosure that analyzes executive compensation or the CEO-to-worker pay gap in terms of their effects on overall human capital management and the resources dedicated to developing the Company’s front-line retail talent. Nor has the Company indicated that investors can expect such disclosure.

In view of the above risks and considerations, investors are requesting this missing disclosure in the form of Proposal No. 7.

Shareholders are urged to vote FOR Proposal No. 7 following the instructions provided on the Company’s proxy mailing.

For questions regarding CVS Health Corporation Proposal No. 7 on the CEO-To-Worker Pay Gap, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.